Filed Pursuant to Rule
424(b)(3)
File
No. 333-277540
Up to $300,000,000
Common Stock
Supplement No. 2, dated March 6, 2025
to
Prospectus, dated May 8, 2024
Prospectus Supplement, dated May 9, 2024
This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated May 9, 2024 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated May 8, 2024 (the “Base Prospectus” and together with the ATM Prospectus Supplement, any supplements thereto and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Fidus Investment Corporation in an
“at-the-market”
offering (the “ATM Program”) pursuant to the equity distribution agreement, dated November 10, 2022 and as amended from time to time, with Raymond James & Associates, Inc. (“Raymond James”) and B. Riley Securities, Inc. (“B. Riley” and together with Raymond James, the “Sales Agents”). Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus.
You should also carefully consider the information set forth under the sections titled “Risk Factors” on page 11 of the Base Prospectus and in our Annual Report on Form
10-K
for the fiscal year ended December
 31, 2024, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
STATUS OF THE
“AT-THE-MARKET”
OFFERING
From November 10, 2022 to December 31, 2024, we sold a total of 9,364,244 shares of our common stock under the ATM Program for gross proceeds of approximately $185.0 million and net proceeds of approximately $182.5 million, after deducting commissions to the Sales Agents on shares sold and offering expenses.
As of March 4, 2025, approximately $115.0 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this supplement contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	1.50	%(1)
Offering Expenses borne by us (as a percentage of offering price)	0.32	%(2)
Dividend reinvestment plan expenses	—	(3)

Total stockholder transaction expenses paid by us (as a percentage of offering price)	1.82%

Annual expenses (as a percentage of net assets attributable to common stock)(4):
Base management fee	2.98	%(5)
Incentive fees payable under Investment Advisory Agreement	2.94	%(6)
Interest payments on borrowed funds	3.61	%(7)
Other expenses	1.46	%(8)

Total annual expenses, before base management fee waiver	10.99	%(9)
Base management fee waiver	(0.04	)%(10)

Total annual expenses, net of base management fee waiver	10.95	%(11)

(1)
Represents the Sales Agents’ commission of up to 1.50% with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.

(2)	The offering expenses of this offering are estimated to be approximately $1.0 million, of which we have incurred $0.6 million as of March 4, 2025.
(3)	The expenses of administering our dividend reinvestment plan are included in other expenses.
(4)	Net assets attributable to common stock equals average net assets, which is calculated as the average of the net assets balances for the year ended December 31, 2024.
(5)
Our base management fee is 1.75% of the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts). This item represents actual base management fees incurred for the year ended December 31, 2024. We may from time to time decide it is appropriate to change the terms of the investment advisory and management agreement (the “Investment Advisory Agreement”) by and between the Company and Fidus Investment Advisors, LLC (the “Adviser”). Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. The 2.98% reflected in the table is calculated on our net assets (rather than our total assets). See Part I, Item 1. “Business—Management and Other Agreements—Investment Advisory Agreement” in our most recent Annual Report on Form
10-K.

(6)
This item represents actual fees incurred on
pre-incentive
fee net investment income (income incentive fee) and actual fees payable for the capital gains incentive fee for the year ended December 31, 2024. The capital gains incentive fee payable as of December 31, 2024 was zero. For the year ended December 31, 2024, we accrued capital gains incentive fees (reversal) of $0.7 million in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which equals 0.12% of average net assets attributable to common stock; such amount has not been included in the estimated expenses figure reflected in the table above.

The incentive fee consists of two parts:
The first, payable quarterly in arrears, equals 20.0% of
our pre-incentive
fee net investment income, expressed as a rate of return on the value of our net assets (including interest that is accrued but not yet received in cash), subject to a 2.0% quarterly (8.0% annualized) hurdle rate and a “catch-up”
provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until our pre-incentive
fee net investment income equals the hurdle rate of 2.0% but then receives, as a
“catch-up,” 100.0%
of our
pre-incentive
fee net investment income with respect to that portion of
such pre-incentive
fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive
fee net investment income exceeds 2.5% in any calendar quarter, the Adviser will receive 20.0% of our pre-incentive
fee net investment income as if a hurdle rate did not apply.
The second part, payable annually in arrears, equals 20.0% of our realized capital gains net of realized capital losses and unrealized capital depreciation, if any, on a cumulative basis from inception through the end of the fiscal year (or upon the termination of the Investment Advisory Agreement, as of the termination date), less the aggregate amount of any previously paid capital gain incentive fees. In accordance with U.S. GAAP, we accrue the capital gains incentive fee in our consolidated financial statements considering the fair value of investments on that date (i.e., the amount of fee which would be payable under a hypothetical liquidation based on the fair value of investments as of that date), which differs from the calculation of the amount payable in cash by the inclusion of unrealized capital appreciation. See Part I, Item 1. “Business—Management and Other Agreements—Investment Advisory Agreement” in our most recent Annual Report on Form
10-K.

(7)
As of December 31, 2024, we had outstanding SBA debentures of $175.0 million; we had $250.0 million outstanding of our (i) 4.75% notes due 2026 (the “January 2026 Notes”), and (ii) 3.50% notes due 2026 (the “November 2026 Notes” and together with the January 2026 Notes, the “Notes”); we had secured borrowings outstanding of $13.7 million; we had outstanding borrowings of $45.0 million under our senior secured revolving credit agreement with certain lenders party thereto and ING Capital, LLC, as administrative agent (the “Credit Facility”), which has a total commitment of $140.0 million. Interest payments on borrowed funds is based on estimated annual interest and fee expenses on outstanding SBA debentures, the Notes, secured borrowings and borrowings under the Credit Facility as of December 31, 2024 with a weighted average stated interest rate of 4.599% as of that date. We also pay a commitment fee between 0.5% and 2.675% per annum based the unutilized commitment under our Credit Facility. We have estimated the annual interest expense on borrowed funds and caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing, which may be substantially higher than the estimate provided in this table.

(8)
Other expenses represent our estimated annual operating expenses, as a percentage of net assets attributable to common shares estimated for the year ended December 31, 2024, including professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by our administrator, expenses incurred in a money market fund, and our income tax provision (benefit) relating to deferred and current tax provision (benefit) for U.S. federal income taxes and excise, state and other taxes. See Part I, Item 1. “Business—Management and Other Agreements-Administration Agreement” in our most recent Annual Report on Form
10-K.
Other expenses exclude interest payments on borrowed funds, and for issuances of debt securities or preferred stock, interest payments on debt securities and distributions with respect to preferred stock. “Other expenses” are based on actual other expenses for the year ended December 31, 2024.

(9)
“Total annual expenses, before base management fee waiver” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets.

(10)
The Board of Directors accepted a voluntary,
non-contractual,
and unconditional waiver from the Adviser to exclude any investments recorded as secured borrowings as defined under U.S. GAAP from the base management fee payable as of December 31, 2024. The base management fee waived for the year ended December 31, 2024 was $0.3 million.

(11)
The SEC requires that the “total annual expenses, net of base management fee waiver” percentage be calculated as a percentage of net assets (defined as total assets less total liabilities), rather than the total assets, including assets that have been purchased with borrowed amounts. If the “total annual expenses, net of base management fee waiver” percentage were calculated instead as a percentage of average consolidated total assets, our “total annual expenses, net of base management fee waiver” would be 6.12% of average consolidated total assets.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, including giving effect to the management fee waiver described in the table above. The stockholder transaction expenses described above are included in the following examples.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$124	$318	$490	$837
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains)	$134	$341	$520	$870
The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. Assuming a 5.0% annual return, the incentive fee under the Investment Advisory Agreement would either not be payable or have an insignificant impact on the expense amounts shown above. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See “Part II, Item 5” in our most recent Annual Report on Form
10-K
for additional information regarding our dividend reinvestment plan.
These examples and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.